UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Rent the Runway, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

76010Y103

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76010Y103	13G

1.	NAMES OF REPORTING PERSONS Highland Management Partners VIII Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,256,415 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,256,415 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,256,415 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1% (2)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)

These shares are held of record by Highland VIII, Highland VIII-B and Highland VIII-C (each as defined in Item 2(a) below). HMP VIII Ltd (as defined in Item 2(a) below) is the sole general partner of HMP VIII LP (as defined in Item 2(a) below), which is the sole general partner of each of Highland VIII, Highland VIII-B and Highland VIII-C. Each of HMP VIII Ltd and HMP VIII LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova (a member of the Issuer’s board of directors), Paul Maeder and Corey Mulloy are the directors of HMP VIII Ltd and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

This percentage is calculated based on 60,096,327 shares of Class A Common Stock outstanding as of December 7, 2021, as reported by the Issuer in its Form 10-Q for the quarter ended October 31, 2021, filed with the United States Securities and Exchange Commission on December 10, 2021 (the “Form 10-Q”).

CUSIP No. 76010Y103	13G

1.	NAMES OF REPORTING PERSONS Highland Management Partners VIII Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,256,415 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,256,415 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,256,415 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

These shares are held of record by Highland VIII, Highland VIII-B and Highland VIII-C. HMP VIII Ltd is the sole general partner of HMP VIII LP, which is the sole general partner of each of Highland VIII, Highland VIII-B and Highland VIII-C. Each of HMP VIII Ltd and HMP VIII LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova (a member of the Issuer’s board of directors), Paul Maeder and Corey Mulloy are the directors of HMP VIII Ltd and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	This percentage is calculated based on 60,096,327 shares of Class A Common Stock outstanding as of December 7, 2021, as reported in the Form 10-Q.

CUSIP No. 76010Y103	13G

1.	NAMES OF REPORTING PERSONS Highland Capital Partners VIII Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,088,560 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,088,560 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,088,560 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

These shares are held of record by Highland VIII. HMP VIII Ltd is the sole general partner of HMP VIII LP, which is the general partner of Highland VIII. Each of HMP VIII Ltd and HMP VIII LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova (a member of the Issuer’s board of directors), Paul Maeder and Corey Mulloy are the directors of HMP VIII Ltd and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	This percentage is calculated based on 60,096,327 shares of Class A Common Stock outstanding as of December 7, 2021, as reported in the Form 10-Q.

CUSIP No. 76010Y103	13G

1.	NAMES OF REPORTING PERSONS Highland Capital Partners VIII-B Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 47,885 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 47,885 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,885 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

These shares are held of record by Highland VIII-B. HMP VIII Ltd is the sole general partner of HMP VIII LP, which is the general partner of Highland VIII-B. Each of HMP VIII Ltd and HMP VIII LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova (a member of the Issuer’s board of directors), Paul Maeder and Corey Mulloy are the directors of HMP VIII Ltd and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	This percentage is calculated based on 60,096,327 shares of Class A Common Stock outstanding as of December 7, 2021, as reported in the Form 10-Q.

CUSIP No. 76010Y103	13G

1.	NAMES OF REPORTING PERSONS Highland Capital Partners VIII-C Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,119,970 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,119,970 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,119,970 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

These shares are held of record by Highland VIII-C. HMP VIII Ltd is the sole general partner of HMP VIII LP, which is the general partner of Highland VIII-C. Each of HMP VIII Ltd and HMP VIII LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova (a member of the Issuer’s board of directors), Paul Maeder and Corey Mulloy are the directors of HMP VIII Ltd and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	This percentage is calculated based on 60,096,327 shares of Class A Common Stock outstanding as of December 7, 2021, as reported in the Form 10-Q.

CUSIP No. 76010Y103	13G

1.	NAMES OF REPORTING PERSONS Highland Leaders Fund I GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 847,978 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 847,978 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 847,978 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

These shares are held of record by HLF I (as defined in Item 2(a) below). HLF I GP LLC (as defined in Item 2(a) below) is the sole general partner of HLF I GP LP (as defined in Item 2(a) below), which is the sole general partner of HLF I. Each of HLF I GP LLC and HLF I GP LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova (a member of the Issuer’s board of directors), Paul Maeder, Corey Mulloy and Craig Driscoll are the managing members of HLF I GP LLC and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	This percentage is calculated based on 60,096,327 shares of Class A Common Stock outstanding as of December 7, 2021, as reported in the Form 10-Q.

CUSIP No. 76010Y103	13G

1.	NAMES OF REPORTING PERSONS Highland Leaders Fund I GP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 847,978 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 847,978 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 847,978 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

These shares are held of record by HLF I. HLF I GP LLC is the sole general of HLF I GP LP, which is the sole general partner of HLF I. Each of HLF I GP LLC and HLF I GP LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova (a member of the Issuer’s board of directors), Paul Maeder, Corey Mulloy and Craig Driscoll are the managing members of HLF I GP LLC and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	This percentage is calculated based on 60,096,327 shares of Class A Common Stock outstanding as of December 7, 2021, as reported in the Form 10-Q.

CUSIP No. 76010Y103	13G

1.	NAMES OF REPORTING PERSONS Highland Leaders Fund I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 847,978 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 847,978 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 847,978 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

These shares are held of record by HLF I. HLF I GP LLC is the sole general partner of HLF I GP LP, which is the sole general partner of HLF I. Each of HLF I GP LLC and HLF I GP LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova (a member of the Issuer’s board of directors), Paul Maeder, Corey Mulloy and Craig Driscoll are the managing members of HLF I GP LLC and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	This percentage is calculated based on 60,096,327 shares of Class A Common Stock outstanding as of December 7, 2021, as reported in the Form 10-Q.

CUSIP No. 76010Y103	13G

1.	NAMES OF REPORTING PERSONS Daniel Nova
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,104,393 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,104,393 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,104,393 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes all shares held of record by Highland VIII, Highland VIII-B, Highland VIII-C and HLF I. Mr. Nova, a member of the Issuer’s board of directors, is a director of HMP VIII Ltd and a managing member of HLF I GP LLC and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	This percentage is calculated based on 60,096,327 shares of Class A Common Stock outstanding as of December 7, 2021, as reported in the Form 10-Q.

CUSIP No. 76010Y103	13G

Item 1(a).	Name of Issuer:

Rent the Runway, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

10 Jay Street

Brooklyn, NY 11201

Item 2(a).	Name of Person Filing:

This joint statement on Schedule 13G is being filed by Highland Capital Partners VIII Limited Partnership (“Highland VIII”), Highland Capital Partners VIII-B Limited Partnership (“Highland VIII-B”), Highland Capital Partners VIII-C Limited Partnership (“Highland VIII-C”), Highland Management Partners VIII Limited Partnership (“HMP VIII LP”), Highland Management Partners VIII Limited (“HMP VIII Ltd”), Highland Leaders Fund I, L.P. (“HLF I”), Highland Leaders Fund I GP, L.P. (“HLF I GP LP”) and Highland Leaders Fund I GP, LLC (“HLF I GP LLC” and together with Highland VIII, Highland VIII-B, Highland VIII-C, HMP VIII LP, HMP VIII Ltd, HLF I and HLF I GP LP, the “Reporting Entities”) and Daniel Nova. The Reporting Entities and Mr. Nova collectively are referred to as the “Reporting Persons”.

Item 2(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each Reporting Person is One Broadway, 14th Floor, Cambridge, MA 02142.

Item 2(c).	Citizenship:

HMP VIII Ltd is an exempted company organized under the laws of the Cayman Islands. Each of HMP VIII LP, Highland VIII, Highland VIII-B and Highland VIII-C is an exempted limited partnership organized under the laws of the Cayman Islands. HLF I GP LLC is a limited liability company organized under the laws of the State of Delaware. Each of HLF I and HLF I GP LP is a limited partnership organized under the laws of the State of Delaware. Daniel Nova is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.001 par value per share.

Item 2(e).	CUSIP Number:

76010Y103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person and the corresponding footnotes.*

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*

Except to the extent of his, her or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Class A Common Stock, except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the exempted limited partnership agreements of each of HMP VIII LP, Highland VIII, Highland VIII-B and Highland VIII-C, the operating agreement of HMP VIII Ltd, the limited partnership agreements of each of HLF I and HLF I GP LP and the limited liability company agreement of HLF I GP LLC, the general and limited partners, shareholders or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner, shareholder or member, as the case may be.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certifications.

Not Applicable

Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement.

CUSIP No. 76010Y103	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022

HIGHLAND CAPITAL PARTNERS VIII LIMITED PARTNERSHIP

By: Highland Management Partners VIII Limited Partnership
Its: General Partner

By: Highland Management Partners VIII Limited
Its: General Partner

By:	/s/ Jessica Healey
Authorized Officer

HIGHLAND CAPITAL PARTNERS VIII-B LIMITED PARTNERSHIP

By: Highland Management Partners VIII Limited Partnership
Its: General Partner

By: Highland Management Partners VIII Limited
Its: General Partner

By:	/s/ Jessica Healey
Authorized Officer

HIGHLAND CAPITAL PARTNERS VIII-C LIMITED PARTNERSHIP
By: Highland Management Partners VIII Limited Partnership
Its: General Partner

By: Highland Management Partners VIII Limited
Its: General Partner
By:	/s/ Jessica Healey
Authorized Officer

HIGHLAND MANAGEMENT PARTNERS VIII LIMITED PARTNERSHIP

By:Highland Management Partners VIII Limited
Its: General Partner

By:	/s/ Jessica Healey
Authorized Officer

HIGHLAND MANAGEMENT PARTNERS VIII LIMITED

By:	/s/ Jessica Healey
Authorized Officer

HIGHLAND LEADERS FUND I, L.P.

By: Highland Leaders Fund I GP, L.P.
Its: General Partner

By: Highland Leaders Fund I GP, LLC
Its: General Partner

By:	/s/ Jessica Healey
Authorized Officer

HIGHLAND LEADERS FUND I GP, L.P.

By: Highland Leaders Fund I GP, LLC
Its: General Partner

By:	/s/ Jessica Healey
Authorized Officer

HIGHLAND LEADERS FUND I GP, LLC

By:	/s/ Jessica Healey
Authorized Officer

/s/ Daniel Nova
Daniel Nova